UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41576

ECARX Holdings Inc.

(Registrant’s Name)

16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ECARX sells minority stake in Zenseact, while maintaining strategic collaboration

ECARX Holdings Inc. (“ECARX” or the “Company”) (Nasdaq: ECX), a global mobility tech company, has sold its subsidiary held minority stake of 13.5% in Zenseact, the autonomous driving (AD) software development subsidiary of Volvo Cars, to the Swedish automotive group for a total consideration of USD 115m while maintaining its strategic collaboration with Zenseact after the sale.

The share-sale will allow ECARX to accelerate the development of its core technology, a vertically integrated full-stack computing platform, while working with key partners to integrate the broader technology required to fully realize the benefits of connected and automated vehicles. ECARX retains its agreement with Zenseact to explore collaborations between the companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Ziyu Shen
Name	:	Ziyu Shen
Title	:	Chairman and Chief Executive Officer

Date: January 3, 2023